(Goldman Sachs letterhead)

December 6, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re:                               Basic Energy Services, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-127517)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 23, 2005 and the date hereof 26,092 copies of the Preliminary Prospectus dated November 23, 2005 were distributed as follows:  23,956 to 10 prospective underwriters, 1,774 to 1,765 institutional investors, 350 to 2 prospective dealers, 9 to 3 ratings agencies and 3 to 2 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Company that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 10:00 am (EST) on Thursday, December 8, 2005, or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
CREDIT SUISSE FIRST BOSTON LLC

As representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)